

July 21, 2010

By Facsimile and U.S. Mail

Keith Bair
Senior Vice President and Chief Financial Officer
FARO Technologies, Inc.
250 Technology Park
Lake Mary, FL 32746

> **Re: FARO Technologies, Inc.**
> **Form 10-K for the fiscal-year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-23081**

Dear Mr. Bair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

1. We note the reference on page 28 to your 2007 registered direct offering on Form S-3. Please tell us where you filed the exhibit required by Regulation S-K Item 601(b)(5) in connection with that offering under that shelf registration statement. See Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm

Definitive Proxy Statement on Schedule 14A

2. From the disclosure on page 15 of your definitive proxy statement regarding the annual "assessment" your Governance and Nominating Committee performs, it is unclear whether that committee or your board actually considers diversity in identifying

nominees. Please tell us and revise future filings to clarify whether, and if so how, your Governance and Nominating Committee and board considers diversity in identifying nominees for directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Russell Mancuso
Branch Chief